Aube/Bill Barrett Corporation Exhibit 99.1

Explanation of Responses:

No securities are beneficially owned.

The Reporting Person is a Principal of J.P. Morgan Partners, LLC and a limited partner of JPMP Master Fund Manager, L.P. (“MF Manager”) and as a result thereof, has an indirect pecuniary interest in 10,000,000 shares of Series B Preferred Stock beneficially owned in the aggregate by J.P. Morgan Partners (BHCA), L.P. (“JPM BHCA”), J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund Bill Barrett A, L.P., JPMP Global Fund/Bill Barrett, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., and J.P. Morgan Partners Global Fund/Bill Barrett/Selldown, L.P. (collectively, the “JPMP Entities”). The Reporting Person disclaims any such beneficial ownership in the securities held by each of the JPMP Entities except to the extent it exceeds his pecuniary interest therein. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within MF Manager and within each of the JPMP Entities. Upon the closing of Bill Barrett Corporation's (the "Company") pending initial public offering (the "IPO") of common stock, the outstanding shares of Series B Preferred Stock of the Company will convert automatically into common stock of the Company as follows: each share of Series B Preferred Stock will convert into (a) at the election of the Company either (i) a number of shares of common stock equal to the stated purchase price of $5.00 per share of Series B Preferred Stock plus all unpaid dividends (which accrue at the rate of 7% per annum) as of the closing of the IPO divided by the price per share of common stock paid by the public in the IPO net of underwriting compensation or (ii) cash in the amount of the stated purchase price of $5.00 per share of Series B Preferred Stock plus all unpaid dividends (which accrue at the rate of 7% per annum) as of the closing of the IPO, plus (b) the number of shares of common stock into which such shares of Series B Preferred Stock will be convertible at the closing of the IPO at the conversion ratio in effect at that time. At no time prior to the closing of the IPO, are the shares of Series B Preferred Stock convertible into shares of common stock.